pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Mining Lease Issued for Morrison Project

Vancouver BC,  July 24, 2019:  Pacific Booker Minerals Inc. is pleased to announce that the Chief Gold Commissioner has issued a mining lease in the area known as the Morrison mine project and is comprised of mineral claims 625123, 625143 and 625183, encompassing approximately 1,090 ha, for an initial term of one year and not the maximum 30-year term requested by PBM in its August 28, 2009 application.  These three mineral claims are located along the shore of Morrison Lake, which is approximately 65 kilometres northeast of Smithers, BC.

The Province has a duty to consult and, if appropriate, accommodate First Nations with respect to a decision that could impact asserted or established Aboriginal or treaty rights and Aboriginal title.  The mining lease application area is located within the consultation area of the Lake Babine Nation (“LBN”) and the Yekooche First Nation (“YFN”).  Consultation began February 5, 2019 by notifying the LBN and the YFN of the application and inviting input on how the mining lease application may impact their Aboriginal rights and title.  LBN responded by stating their firm opposition to a decision to issue a mining lease and requested an in-person meeting with the statutory decision maker.  No response was received from YFN.  On February 26, 2019, the Chief Gold Commissioner met with representatives of the LBN.

On April 12, 2019, the Chief Gold Commissioner sent a letter to PBM and LBN indicating that he was considering a decision to issue a mining lease for an initial term of one year.  In May 2019, the LBN responded to his letter re-stating their objections and that the decision should be to not issue the lease and PBM responded that they did not object to a decision to issue a mining lease for a one-year term.

The Ministry of Forests, Lands, Natural Resource Operations & Rural Development (“FLNRORD”) provided a consultation summary report, dated June 26, 2019, which provided information regarding the consultation on the mining lease application and indicated that consultation had been completed.

While the Chief Gold Commissioner is the statutory decision maker for a mining lease application under the Act, any proposed mining activity would require independent statutory decisions under separate legislation.  A mining lease conveys the exclusive right to all minerals on the lease area to the recorded holder and does not authorize mining activities required or related to the production of minerals.

In the Chief Gold Commissioner’s conclusion, he stated “I am satisfied that the consultation process has been reasonable and appropriate.  I have considered relevant facts and submissions, even if they are not specifically identified in this document, and I am of the view that a decision to issue a mining lease, with an initial term of one year, will not significantly impact the Aboriginal rights and interests of the LBN and the YFN.  The applicant has fulfilled the requirements of the Mineral Tenure Act by completing a survey approved by the Surveyor General, posting a notice in the prescribed form in the office of the Chief Gold Commissioner, and publishing a notice in one issue of the Gazette and in local newspapers, as required.  For these reasons, I am satisfied that it is reasonable to issue a mining lease according to the approved surveyed boundaries that comprise the area of existing mineral claims 625123, 625143 and 625183 for a term of one year.”

A recorded holder of a mining lease may register an application to renew the term of the mining lease for a period of up to thirty years.  The renewal of the term of a mining lease is subject to the approval of the Chief Gold Commissioner that the mining lease is required for a mining activity.

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On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.